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Exhibit 4.68

Contacts: Denis Couture Vice-President, Public Affairs & Communications (416) 982-7020
Lars-Eric Johansson Executive Vice-President & Chief Financial Officer (416) 982-7139

n e w s    r e l e a s e

NORANDA REPORTS SECOND QUARTER LOSS OF $15 MILLION
Recapitalization Plan Will Add Financial Flexibility and Improve Cash Flow

TORONTO, July 25, 2003 — Noranda Inc. today reported a net loss of $15 million ($0.11 per common share) for the three months ended June 30, 2003. The results include net after-tax unusual items of $5 million comprising a non-recurring tax recovery ($7 million) and restructuring provisions ($12 million). The Company reported earnings, for the same period in 2002, of $47 million ($0.18 per common share), including a net after-tax gain of $66 million from the sale of 51% of the CEZ processing facility.

For the first six months of 2003, the net loss amounts to $74 million or $0.38 per share compared to net earnings of $55 million or $0.19 per share in 2002.

In a separate statement on July 25th, Noranda announced a recapitalization plan that includes the issuance of up to $500 million of common shares, reduction of the quarterly dividend from $0.20 to $0.12, conversion to U.S. dollar reporting and the issuance of US$300 million of debt. Proceeds from the new equity and debt issues will be used to reduce current debt and augment financial resources for opportunities in the principal businesses. Altogether, the change to the dividend payment and the redemption of $150 million of preferred shares are expected to reduce the company's annual dividends by approximately $70 million.

Second Quarter Highlights

  •
  Achieved relatively unchanged year over year EBITDA despite the negative effect of the stronger Canadian dollar, relative to the U.S. dollar, of $23 million.

  •
  Issued a private placement of preferred shares for gross proceeds of $150 million which have been used to reduce debt.

  •
  Sold priority units in the Noranda Income Fund. Net proceeds of $110 million were received and a net after-tax gain of $41 million will be recorded in the third quarter.

  •
  Reduced net debt by $691 million since year-end 2002.

  •
  Signed new collective agreement at the Horne smelter ending the labour strike.

  •
  Completed the last of the uneconomic wheel contracts and closed the related production facility at American Racing Equipment.

Commentary

"Our operations are performing well, our cost structure continues to improve and we are within reach of the goals set for the year," said Derek Pannell, Noranda's President and Chief Executive Officer. "However, the Company's full potential continues to be hampered by the low metal price environment. Our recently announced 5-step recapitalization plan is a powerful initiative to improve financial flexibility so that Noranda is in a position to benefit more fully from opportunities in the copper and nickel business."

Consolidated Results

Revenues were lower in the quarter compared to the last year mostly on account of the stronger Canadian dollar and lower copper metal sales as a result of the labour strike at the Horne smelter which was resolved in mid May.

Operating costs were lower than both the same period of last year and the first quarter of 2003. The steadily improving cost structure resulting from the Six Sigma program and other initiatives was somewhat offset by increased energy rates.

The cost to purchase raw materials was lower year-over-year due to a reduction in purchasing requirements caused by the strike at the Horne smelter.

Corporate and general administration, exploration and research expenses were almost 18% lower than last year. Benefits of the co-ordination of functions throughout the Company's operations and the adjustment of exploration and research programs to fit the business needs of the Company continue to be realized.

The Company recorded restructuring provisions of $20 million in the quarter related to workforce reductions and plant shutdowns at the Canadian Copper and Recycling business unit, American Racing Equipment and the magnesium plant.

Interest expense of $51 million is net of capitalized interest of $2 million, which relates to the major capital projects currently under construction.

The tax recovery of $32 million recorded in the period includes a $12 million non-recurring recovery booked by Falconbridge which is attributable to Canadian Government changes in resource sector taxation.

OPERATIONS

Copper

The Copper business reported operating income (earnings before interest, taxes and minority interest) of $48 million in the quarter compared to $46 million in the comparable period of 2002. The LME price for copper averaged US$0.74 per pound for the quarter and US$0.75 for the first half of the year.

At the Antamina mine, throughput at the mill averaged 73,589 tonnes per day with average grades of 1.09% copper and 1.97% zinc. By the end of the quarter, the remaining steps necessary to achieve conversion of the project's debt to a non-recourse basis were completed.

Collahuasi's mine production was lower than the second quarter of 2002 as a result of lower ore grades. Concentrate production was lower than the corresponding period of 2002, while cathode production was the same as last year's levels.

Production from the Lomas Bayas mine was similar to last year's levels. An expansion of the mine's crushing capacity to compensate for the declining ore grades, was started during the quarter. The additional capacity, expected to be operational by the second quarter of 2004, will maintain the current production level and will require an investment of $16 million.

At the Altonorte smelter, throughput and operating performance of the new facilities exceeded expectations. Anode production exceeded both the second quarter of 2002 and the first quarter of 2003 by 78% and 65% respectively and additional production was held back because of the lack of casting capacity. The installation of a new casting wheel is scheduled to be completed by the end of July.

Canadian Copper and Recycling

The Canadian Copper and Recycling business produced an operating loss of $8 million in the quarter including a pre-tax provision of $9 million for severances at both the Kidd facility and the Horne smelter and an $11 million inventory write-down in the value of the metal inventory resulting from the stronger Canadian dollar. In the comparable period of 2002, the operating loss of $35 million included $18 million of closure costs at the Gaspé smelter.

During the quarter, the Company and the unionized employees at the Horne smelter signed a new collective agreement and ended the labour strike that began in June of 2002. The agreement gives the Company increased flexibility in the assignment of workers, latitude to balance manpower levels with workload and removes employment guarantees for tradespersons. Prior to the return to work, the labour force was reduced by 125 positions. The plant was operating at approximately 80% of capacity by the end of the quarter and attained normal operating levels in mid July.

Copper and zinc production from the Kidd Mine was lower than for the corresponding period of 2002 due to access restrictions to high grades zones in the upper mine. Production results should improve for the balance of the year with the completion of additional ground-control work. Copper cathode production for the period was above last year's output, while zinc production was slightly lower than in the second quarter of 2002.

During the quarter, a decision was taken to extend the shutdown at the Kidd Creek zinc plant for market and supply-related reasons to September 30th instead of September 2nd. As a further step to offset the strong Canadian dollar and weak market conditions, eighty-five positions were permanently removed from the workforce, thereby lowering production costs.

Nickel

The Nickel business produced operating income of $64 million in the quarter compared to $46 million in the comparable period of 2002. The LME nickel price averaged US$3.80 per pound for the quarter, a 21% improvement over the second quarter 2002 average of US$3.15 per pound.

At the Sudbury mines, production was lower compared to last year because of ore grades which declined to 1.38% from 1.56%. In the third quarter, production will be affected by the scheduled vacation shutdowns at the Lockerby and Thayer Lindsley mines and the Strathcona Mill.

At Raglan, metal production was ahead of the comparable period last year as higher ore grades and recoveries compensated for lower mine tonnages.

Metal production of 15,833 tonnes of nickel and 5,468 tonnes of copper from the Sudbury smelter were comparable to last year. The smelter is currently in its annual maintenance and vacation shutdown, which began on June 22nd and will continue to August 4th.

Production from the Nikkelverk refinery was ahead of last year as the impact of lower custom feed volumes from the BCL smelter was offset by increased matte production from Sudbury. Production in the third quarter will be negatively impacted by the shutdown of the Sudbury smelter.

Production at Falcondo of 6,557 tonnes was slightly lower than a year ago on account of scheduled maintenance work and a 5-day power failure.

Zinc

The Zinc business recorded an operating loss of $43 million in the quarter compared to operating earnings of $70 million in the same period last year, which included a $98 million pre-tax gain from the sale of the CEZ refinery. The LME zinc price averaged US$0.35 per pound in the quarter, essentially unchanged from a year ago.

Production at the Brunswick mine of 73,942 tonnes of zinc was slightly ahead of last year's level of 71,382 tonnes. Mill throughput averaged 10,184 tonnes per day compared to 9,913 tonnes in 2002.

At the Brunswick Smelter, production was below that of the second quarter of 2002 as the plant began its four-month shutdown in mid-June. The plant is scheduled to restart operations in November 2003.

At the Bell-Allard mine, zinc production increased to 25,113 tonnes from last year's level of 24,521 tonnes. The mine is entering the last stages of its production life and workforce adjustments are expected to begin at the end of the third quarter.

Aluminum

The Aluminum business produced operating income of $9 million in the quarter compared to $20 million in the same quarter of 2002. The LME aluminum price averaged US$0.63 per pound for the period.

At the primary smelter, both production and shipments exceeded last year's volumes however value-added product sales were lower. Results were also negatively affected by higher energy and pension costs and the negative impact of the stronger Canadian dollar of approximately $14 million.

At Norandal, the year-over-year improvement in production and costs at all of the plants were offset by higher energy costs and a slowdown in the market, which has since improved.

Other Operations

American Racing Equipment (ARE) reported an operating loss of $10 million for the period including a pre-tax restructuring charge of $6 million. This compares to earnings of $2 million in 2002. The current quarter results reflect the completion of the exit from the original wheel manufacturing business and the subsequent closure of the related manufacturing facility in Queretaro, Mexico.

FINANCIAL RESOURCES AND LIQUIDITY

Cash generated from operations before changes in working capital, amounted to $201 million for the quarter and $361 million for the first six months compared to $153 million and $370 million a year ago.

Capital investments of $306 million for the first six months of the year were as planned. Investments for the full year are expected to approximate $715 million with the major commitments being the deepening of the Kidd Mine D, the transition and expansion of the Collahuasi facility and the development of the Montcalm nickel/copper project.

During the quarter, Noranda issued six million cumulative preferred shares to Brascan Corporation for gross proceeds of $150 million. The shares pay an 8% annual dividend and are redeemable by Noranda at any time without penalty. This brings the total amount raised through the issuance of preferred shares for the year to $300 million. Net proceeds were used to repay debt.

On May 28th, Falconbridge completed the sale of US$250 million of twelve-year debentures. The notes, which are unsecured and bear a coupon rate of 5.375% per annum, mature on June 1, 2015. The proceeds were used to repay amounts outstanding under Falconbridge's commercial paper program, to fund planned capital expenditures and for general purposes.

In mid-July, Noranda sold its 11,984,900 Priority Units of the Noranda Income Fund at $9.85 per unit to a syndicate of underwriters. Net proceeds, received in the third quarter, of $110 million were used to repay debt. Following the offering, Noranda still has a 25% interest in the Fund through its holding of Ordinary Units of Noranda Income Fund Limited Partnership. A gain of $41 million will be recorded in the third quarter.

At the end of the quarter, cash resources stood at $554 million and net debt at $4.1 billion. At year-end 2002 the net debt was $4.8 billion. The decrease is mainly due to the repayment of a US$200 million debenture, which matured during the quarter and the effect of the stronger Canadian dollar on the U.S. denominated debt. Consolidated undrawn committed bank lines stood at approximately $1 billion at quarter end.

In July, the Company purchased the 3.3% net proceeds interest relating to the Antamina mine in Peru from Inmet Mining Corporation for US$22.5 million. The purchase releases Noranda of any royalty obligation that it had on its share of the mine production and entitles it to receive royalties from Teck Cominco's interest in Antamina once the mine recovers its development cost.

PROJECTS

At Nickel Rim South, in Sudbury, Ontario, the current phase of diamond drilling has been completed and borehole geophysical surveys are in progress to assist in the determination of the optimum location for the shaft pilot hole. A revised inferred resource estimate of 7,950,000 tonnes is a 27% increase in tonnage compared to the January 1, 2003 estimate.

The development of the Montcalm nickel project in Ontario has been approved by the Falconbridge Board of Directors, subject to the receipt of all necessary operating permits. The net capital cost, after preproduction revenues, to develop the project is estimated at $100 million, and includes $19 million for working capital.

DIVIDEND

The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	$0.12 per share	August 29, 2003	September 15, 2003
Preferred Series F shares	Floating rate	August 29, 2003	September 12, 2003
Preferred Series F shares	Floating rate	September 30, 2003	October 12, 2003
Preferred Series F shares	Floating rate	October 31, 2003	November 12, 2003
Preferred Series G shares	$0.38125 per share	October 15, 2003	November 1, 2003
Preferred Series H shares	$0.40625 per share	August 15, 2003	September 30, 2003

QUARTERLY WEBCAST

Noranda will be holding its quarterly teleconference on Friday, July 25, 2003 at 8:30 a.m. Eastern Standard Time. The call will be broadcast live on the internet via www.noranda.com.

This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com. All dollar amounts are in Canadian dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

($ millions)

	Second Quarter		Six Months Ended June 30
	2003	Restated 2002	2003	Restated 2002
		(Note 2)		(Note 2)
Revenues(1)	1,578	1,668	3,163	3,303

Operating expenses
Cost of operations	722	766	1,462	1,535
Purchased raw materials	590	622	1,176	1,236
Corporate and general administration	19	25	37	45
Exploration	14	15	20	26
Research	4	5	9	12
Other operating income	—	—	(3)	—

	1,349	1,433	2,701	2,854

Operating income before depreciation and restructuring costs	229	235	462	449
Depreciation, amortization and reclamation	180	200	353	382
Magnesium and other restructuring costs, net	20	(72)	63	(72)

Operating income	29	107	46	139
Interest expense, net	51	36	109	71
Tax (recovery)	(32)	6	(41)	(17)
Minority interest in earnings of subsidiaries	25	18	52	30

Net income (loss)	(15)	47	(74)	55
Dividend on preferred shares	13	4	17	8

Income (loss) attributable to common shares	(28)	43	(91)	47

Basic and Diluted Earnings (Loss) per common share — $	$(0.11)	$0.18	$(0.38)	$0.19

Noranda Inc. has approximately 244.4 million common shares outstanding as at June 30, 2003

(1)
Revenues for the six months and quarter ended June 30, 2003 include $5 million and $4 million (2002 — $3 million and $3 million) as the Company's share of earnings in the Noranda Income Fund.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

($ millions)

	Jun. 30 2003	Restated Dec. 31 2002
		(Note 2)
Assets
Current assets
Cash and cash equivalents	554	463
Accounts receivable	801	752
Inventories	1,420	1,415

	2,775	2,630
Capital assets	7,496	8,169
Investments and other assets	425	407
Future income tax asset	304	242

	11,000	11,448

Liabilities and Shareholders' Equity
Current Liabilities
Bank advances and short-term notes	41	39
Accounts and taxes payable	1,043	1,137
Debt due within one year	567	490

	1,651	1,666
Long-term debt — wholly owned operations	1,701	2,219
— partially-owned subsidiaries and projects	2,356	2,514
Liability element of convertible debentures	26	29
Future income tax liability	365	319
Other deferred credits	608	579
Minority interest in subsidiaries	1,182	1,154
Shareholders' equity (Note 7)	3,111	2,968

	11,000	11,448

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

($ millions)

	Second Quarter		Six Months Ended June 30
	2003	Restated 2002	2003	Restated 2002
		(Note 2)		(Note 2)
Cash realized from (used for):
Operations
Earnings (loss)	(15)	47	(74)	55
Charges (credits) not affecting cash:
Depreciation and amortization	163	175	321	351
Future income taxes	17	(21)	(13)	3
Minority interest in earnings of subsidiaries	25	18	52	30
Earnings in associates net of dividends received	2	(1)	7	(1)
Other	9	(65)	68	(68)

	201	153	361	370
Change in operating working capital	(45)	38	(227)	(130)

	156	191	134	240

Investment activities
Capital expenditures	(154)	(206)	(306)	(403)
Investments and advances	(10)	—	(10)	(33)
Sale of assets and investments	14	409	16	413

	(150)	203	(300)	(23)

Financing activities
Long-term debt, including current portion
Issued	448	280	491	570
Repaid	(396)	(122)	(431)	(122)
Issue of common shares	2	2	2	2
Settlement of stock options	—	(3)	—	(3)
Share purchase plan repayment	—	1	—	2
Issue of preferred shares	145	—	291	—

	199	158	353	449

Dividends	(53)	(64)	(96)	(127)

Cash generated	152	488	91	539
Cash, beginning of period	402	336	463	285

Cash, end of period	554	824	554	824

NORANDA INC.

PRODUCTION VOLUMES

		Second Quarter		Six Months Ended June 30
		2003	2002	2003	2002
Mine Production (tonnes, except as noted)
Copper
Kidd Creek		10,655	11,152	21,373	22,040
Matagami		1,928	2,084	3,931	3,943
Brunswick		2,193	2,369	4,579	4,589
INO		10,885	10,825	19,946	20,371
Antamina	(33.75%)	21,942	31,631	46,399	57,690
Collahuasi	(44%)	43,515	46,945	87,726	93,012
Lomas Bayas		14,809	14,421	29,381	29,190
Other		3,245	4,608	9,734	9,802

		109,172	124,035	223,069	240,637

Zinc
Kidd Creek		16,479	26,858	37,651	52,488
Brunswick		73,942	71,382	144,740	140,876
Matagami		25,113	24,521	50,397	43,655
Antamina	(33.75%)	33,592	15,937	57,760	38,102
Other		2,120	2,308	4,092	4,315

		151,246	141,006	294,640	279,436

Nickel		13,754	13,192	26,715	27,334
Ferronickel		6,557	7,162	13,444	10,264
Lead		19,911	19,040	38,336	38,153
Silver — 000 ounces
Kidd Creek		548	774	1,287	1,982
Brunswick		1,543	1,600	3,025	3,239
Matagami		89	88	186	178
Antamina	(33.75%)	575	569	1,260	1,224
Other		61	66	130	127

		2,816	3,097	5,888	6,750

Metal Production (tonnes, except as noted)
Refined copper
CCR		46,444	71,503	89,470	154,425
Kidd Creek		38,024	37,346	74,983	71,140
Nikkelverk		8,843	7,272	17,378	15,466
Collahuasi	(44%)	6,583	6,579	13,445	13,008
Lomas Bayas		14,809	14,421	29,381	29,190

		114,703	137,121	224,657	283,229

Copper anodes
Gaspe		—	6,477	—	29,612
Horne		22,054	44,802	50,321	93,131
Kidd Creek		36,276	36,496	73,044	72,703
Altonorte		67,917	38,181	109,010	62,487

		126,247	125,956	232,375	257,933

Refined zinc
Kidd Creek		30,966	34,654	68,901	72,439
CEZ (Noranda Income Fund)	(100% — basis)	65,673	69,981	127,728	132,329

		96,639	104,635	196,629	204,768

Refined nickel
Nikkelverk		20,140	18,314	40,703	35,371
Falcondo		6,557	7,162	13,444	10,264

		26,697	25,476	54,147	45,635

Primary aluminum		61,178	59,400	122,304	116,214
Fabricated aluminum		36,660	34,211	73,585	64,175
Refined lead		23,322	24,085	47,788	49,484
Refined gold — 000 ounces		293	319	563	633
Refined silver — 000 ounces		7,028	12,230	15,696	24,677

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		Second Quarter		Six Months Ended June 30
		2003	2002	2003	2002
Metal Sales (tonnes, except as noted)
Copper
CCR		48,608	77,428	95,762	175,492
Kidd Creek		26,375	24,096	55,148	49,506
Nikkelverk		16,139	13,634	30,609	29,261
Antamina (concentrates)	(33.75%)	21,173	28,639	43,587	57,415
Collahuasi (concentrates)	(44%)	37,548	38,115	73,462	70,533
Collahuasi	(44%)	9,250	15,233	17,765	24,844
Lomas Bayas		14,817	14,324	29,395	30,263

		173,910	211,469	345,728	437,314

Zinc
Kidd Creek		28,361	39,118	63,878	74,191
Antamina (concentrates)	(33.75%)	31,033	15,009	46,433	38,040
Brunswick/Matagami (concentrates)		86,104	78,517	164,131	113,174

		145,498	132,644	274,442	225,405

CEZ (Noranda Income Fund)	(100% — basis)	65,548	71,314	124,147	132,171
Nickel		20,562	17,137	40,952	35,905
Ferronickel		6,455	7,460	12,991	8,003
Aluminum
Primary Aluminum — shipments		63,528	60,958	123,380	120,769
Norandal — shipments		36,660	34,211	73,585	64,175
Lead		26,446	22,195	44,915	46,212
Gold — 000 ounces		213	318	449	590
Silver — 000 ounces
CCR		6,308	13,338	15,390	25,248
Kidd Creek		1,553	1,124	2,757	1,502
Antamina	(33.75%)	435	489	1,010	1,091

		8,296	14,951	19,157	27,841

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		0.75	0.76	0.76	0.74
Copper — Falconbridge		0.76	0.75	0.77	0.75
Zinc		0.40	0.41	0.40	0.41
Zinc — Falconbridge		0.39	0.39	0.39	0.39
Nickel		3.87	3.23	3.85	3.03
Ferronickel		3.78	3.12	3.71	3.09
Aluminum		0.67	0.66	0.67	0.66
Lead		0.24	0.24	0.24	0.25
Gold ($US per ounce)		344.27	311.86	350.58	301.16
Silver ($US per ounce)		4.58	4.71	4.70	4.60
Silver — Falconbridge ($US per ounce)		4.62	4.70	4.63	4.60
Exchange Rate (US$1 = Cdn$1)		1.40	1.55	1.45	1.57

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ millions except as otherwise indicated)

1.     Accounting Policies

  These unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements except as discussed in Note 2 below. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

2.     Change in Accounting Policy

  Effective January 1, 2003, Noranda revised its capitalization of interest policy to harmonize its policies with U.S. accounting standards.

  Previously, Noranda capitalized interest that could be identified with major projects until the project achieved commercial production. Under the new policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production. As a result, an increase to retained earnings of $38 million was recorded at January 1, 2003 ($36 million at January 1, 2002). The change resulted in a negligible impact to earnings for the six months and quarter ended June 30, 2003 (to June 30, 2002 — $12 million earnings over six months; $5 million earnings for the quarter).

3.     Preferred Share Issue

  On March 25, 2003, Noranda issued six million Cumulative Preferred Shares, Series H to the public, for gross proceeds of $150 million. These shares carry a 6.5% annual dividend.

  On April 24, 2003, Noranda completed an issue of six million Cumulative Preferred Shares, Series I to Brascan Corporation, for gross proceeds of $150 million. The preferred shares carry an 8% annual dividend and are redeemable by Noranda without penalty.

  Proceeds from both issues were applied against the Company's revolving bank debt.

4.     Debt

  On May 28, 2003 Noranda's partially-owned subsidiary issued US$250 million 5.375% fixed rate debentures maturing on June 1, 2015. The proceeds from this offering were used to repay debt outstanding under the company's commercial paper program, to fund planned expenditures and for other general corporate purposes.

5.     Business Restructuring

  Noranda recorded in the first quarter a charge of $42 million ($30 million after-tax) related to costs associated with its decision to temporarily shut down its Magnesium operation. This charge is reported as "Magnesium and other restructuring costs", in the six-month results ended June 30, 2003.

6.     Stock-Based Compensation

  During the first quarter, the Company granted 1,157,500 stock options at a price of $13.82 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted- average expected dividend of 5.79% annually and an interest rate of 4.95%, and is being charged against net income over its vesting period.

  Corporate and general administration for the six months and quarter ended June 30, 2003 include compensation costs of $2 million and $1 million relating to outstanding options (to June 30, 2002 — six months $5 million and $4 million for the quarter).

7.     Shareholders' Equity

	June 30, 2003		December 31, 2002
	Shares	Amount	Shares	Amount
	(000)		(000)
Share capital
Authorized — an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of year	241,289	2,442	238,584	2,401
Issued on exercise of stock options	2	—	15	—
Issued under dividend re-investment	3,147	40	2,553	39
Issued under share purchase plan	—	—	137	2

Balance, end of period	244,438	2,482	241,289	2,442

Preferred Shares, Series F
Balance beginning of year and end of period	3,246	81	3,246	81

Preferred Shares, Series G
Balance beginning of year and end of period	8,754	219	8,754	219

Preferred Shares, Series H
Balance beginning of year	—	—	—	—
Issued	6,000	146	—	—

Balance end of period	6,000	146	—	—

Preferred Shares, Series I
Balance beginning of year	—	—	—	—
Issued	6,000	145	—	—

Balance end of period	6,000	145	—	—

Contributed Surplus		3		2

Convertible Debentures		124		121

Basic and Diluted weighted average number of shares		241,624,024		238,823,521

Retained Earnings (deficit):
Balance beginning of year		$(17)		$896
Change in accounting policy (note 2)		38		36

		21		932
Loss		(74)		(698)
Dividends: Common		(97)		(191)
Preferred		(17)		(17)
Other		(2)		(5)

Balance end of period		(169)		21

Currency Translation and other at end of period		80		82

Total Shareholders' Equity		$3,111		$2,968

8.     Exchange Gains and Losses

  The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's international assets are also denominated in their local currency and exposed to exchange volatility. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties.

  Revenues for the six months and quarter ended June 30, 2003 include exchange gains of $25 million and $20 million (2002 — exchange loss of $15 million and $6 million respectively).

  Other foreign currency exchange contracts, relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities, generated a loss of $6 million in the quarter and year-to-date (2002 — gain of $2 million in the quarter and year-to-date) at Noranda's partially-owned subsidiary.

9.     Post-employment costs

  Noranda's post-employment benefit expense for the six months and quarter ended June 30, 2003 was $62 million and $29 million (2002 — $54 million and $28 million), which included $47 million and $22 million for its pension benefit plans and $15 million and $7 million for other benefit plans (2002 — six months $38 million and $16 millon; quarter $20 million and $8 million).

  At June 30, 2003, Noranda's pension plan assets were $1,836 (Dec. 2002 — $1,872) while obligations were $2,105 (Dec. 2002 — $2,203).

10.   Guarantees

  Effective January 1, 2003, the new CICA Accounting Guideline 14 requires disclosure of certain guarantees binding on corporations. Noranda has determined that it has no material guarantees requiring disclosure under the accounting standard.

11.   Subsequent Event

  Subsequent to June 30, 2003, Noranda completed the sale of its 11,984,900 Priority Units of the Noranda Income Fund for net proceeds of $110 million. The net pre-tax gain on the sale is estimated at $50 million. The proceeds will be used to repay debt.

12.   Comparative Figures

  The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated statements.

13.   Segmented Information

  Noranda has five operating segments: Aluminum, Canadian Copper and Recycling, Copper, Nickel and Zinc. Operating results are presented below:

	Second Quarter 2003
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$239	467	315	435	132	(10)	$1,578

Operating expenses
Cost of operations	132	86	117	237	84	66	722
Purchased raw materials	83	353	101	69	65	(81)	590
Corporate and general administration	—	—	—	—	—	19	19
Exploration	—	—	2	10	—	2	14
Research and development	—	—	—	3	—	1	4

	215	439	220	319	149	7	1,349

Operating income (loss) before depreciation and restructuring costs	24	28	95	116	(17)	(17)	229
Depreciation, amortization and reclamation	15	27	47	52	26	13	180
Magnesium and other restructuring costs	—	9	—	—	—	11	20

Operating Income (loss)	$9	(8)	48	64	(43)	(41)	$29

Interest expense, net							(51)
Tax recovery							32
Minority interest in earnings of subsidiaries							(25)

Net loss							$(15)

Capital investments	$8	26	72	38	1	9	$154

	Second Quarter 2002 (Restated — Note 2)
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$270	567	285	354	170	22	$1,668

Operating expenses
Cost of operations	133	205	114	183	103	28	766
Purchased raw materials	101	347	65	62	66	(19)	622
Corporate and general administration	—	—	—	—	—	25	25
Exploration	—	—	2	7	—	6	15
Research and development	1	1	(1)	4	1	(1)	5

	235	553	180	256	170	39	1,433

Operating income (loss) before depreciation	35	14	105	98	—	(17)	235
Depreciation, amortization and reclamation	15	31	59	52	24	19	200
Restructuring costs, net	—	18	—	—	(94)	4	(72)

Operating Income (loss)	$20	(35)	46	46	70	(40)	$107

Interest expense, net							(36)
Tax expense							(6)
Minority interest in earnings of subsidiaries							(18)

Net income							$47

Capital investments	$12	47	57	32	2	56	$206

13.   Segmented Information

	Six Months ended June 30, 2003
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$497	944	615	868	277	(38)	$3,163

Operating expenses
Cost of operations	268	252	231	457	170	84	1,462
Purchased raw materials	174	658	180	164	136	(136)	1,176
Corporate and general administration	—	—	—	—	—	37	37
Exploration	—	—	4	13	—	3	20
Research and development	—	—	—	5	—	4	9
Other operating income	—	—	—	—	—	(3)	(3)

	442	910	415	639	306	(11)	2,701

Operating income (loss) before depreciation and restructuring costs	55	34	200	229	(29)	(27)	462
Depreciation, amortization and reclamation	31	55	98	94	48	27	353
Magnesium and other restructuring costs	—	9	—	—	—	54	63

Operating Income (loss)	$24	(30)	102	135	(77)	(108)	$46

Interest expense, net							(109)
Tax recovery							41
Minority interest in earnings of subsidiaries							(52)

Net loss							$(74)

Total assets, excluding cash, cash equivalents and future tax assets	$1,086	2,130	3,245	2,160	689	842	$10,142

Capital investments	$15	59	138	55	1	38	$306

	Six Months ended June 30, 2003 (Restated — Note 2)
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$526	1,202	577	625	370	3	$3,303

Operating expenses
Cost of operations	266	405	240	336	226	62	1,535
Purchased raw materials	193	763	126	110	125	(81)	1,236
Corporate and general administration	—	—	—	—	—	45	45
Exploration	—	1	5	12	1	7	26
Research and development	1	1	—	7	2	1	12

	460	1,170	371	465	354	34	2,854

Operating income (loss) before depreciation	66	32	206	160	16	(31)	449
Depreciation, amortization and reclamation	30	62	109	97	51	33	382
Restructuring costs, net	—	18	—	—	(94)	4	(72)

Operating Income (loss)	$36	(48)	97	63	59	(68)	$139

Interest expense, net							(71)
Tax expense							17
Minority interest in earnings of subsidiaries							(30)

Net income							$55

Total assets, excluding cash, cash equivalents and future tax assets	$1,186	1,996	3,423	2,196	822	1,685	$11,308

Capital investments	$24	86	120	61	5	107	$403

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NORANDA REPORTS SECOND QUARTER LOSS OF $15 MILLION Recapitalization Plan Will Add Financial Flexibility and Improve Cash Flow
NORANDA INC. CONSOLIDATED RESULTS ($ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS ($ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS ($ millions)
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NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ millions except as otherwise indicated)